UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

ROCKET LAB USA, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39560	98-1550340
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3881 McGowen Street
Long Beach, CA 90808
(714) 465-5737
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share, of Rocket Lab USA, Inc.*
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 1*

* On May 23, 2025, Rocket Lab USA, Inc. (“Rocket Lab USA”) implemented a holding company reorganization in accordance with Section 251(g) of the General Corporation Law of the State of Delaware (the “Holding Company Reorganization”) pursuant to the Agreement and Plan of Merger, dated as of May 23, 2025 (the “Merger Agreement”), by and among Rocket Lab USA, Rocket Lab Corporation (”Rocket Lab Corp”) and Rocket Lab Merger Sub, Inc., a newly-formed Delaware corporation (“Merger Sub”). Pursuant to the Holding Company Reorganization, Rocket Lab USA merged with and into Merger Sub, a direct wholly owned subsidiary of Rocket Lab Corp and an indirect wholly owned subsidiary of Rocket Lab USA, with Rocket Lab USA surviving as a direct wholly owned subsidiary of Rocket Lab Corp. At the Effective Time (as defined in the Merger Agreement), (i) the separate existence of Merger Sub ceased and (ii) each share of Rocket Lab USA common stock, par value $0.0001 per share (“Rocket Lab USA Common Stock”), issued and outstanding immediately prior to the Effective Time, was automatically converted into one share of Rocket Lab Corp common stock, par value $0.0001 per share, having the same designation, rights, powers, and preferences, and qualifications, limitations, and restrictions as a share of Rocket Lab USA Common Stock immediately prior to consummation of the Holding Company Reorganization. The Holding Company Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Rocket Lab USA under the Exchange Act and does not affect the reporting obligations of Rocket Lab Corp, which is the successor to Rocket Lab USA under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 9, 2025

ROCKET LAB CORPORATION (in its capacity as successor registrant to Rocket Lab USA, Inc.)

		By:	/s/ Adam Spice
			Name:	Adam Spice
			Title:	Chief Financial Officer